Exhibit 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code: 2628

Interim Report 2013

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People's Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company's registered capital is RMB28,264,705,000.

The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2013, the Company had approximately 155 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

China Life Insurance Company Limited     2013 Interim Report

Contents

Definitions	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	9

Significant Events	27

Changes in Share Capital and Shareholders Information	33

Directors, Supervisors, Senior Management and Employees	36

International Auditor’s Independent Review Report	38

Condensed Consolidated Statement of Financial Position	39

Condensed Consolidated Statement of Comprehensive Income	41

Condensed Consolidated Statement of Changes in Equity	43

Condensed Consolidated Statement of Cash Flows	44

Notes to the Interim Condensed Consolidated Financial Statements	45

Embedded Value	82

China Life Insurance Company Limited     2013 Interim Report

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

The Company [1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

P&C Company	China Life Property and Casualty Insurance Company Limited

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China	for the purpose of this report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

[1]	Except for “the Company” referred to in the Condensed Consolidated Financial Statements.

China Life Insurance Company Limited     2013 Interim Report

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative:

Yang Mingsheng

Board Secretary:

Zheng Yong

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631191

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative:

Lan Yuxi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631068

Fax: 86-10-66575112

Email: lanyuxi@e-chinalife.com

*	Mr. Lan Yuxi, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

Hong Kong Office:

Office Address: 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

China Life Insurance Company Limited     2013 Interim Report

Company Profile

Newspapers for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities News

Securities Times

CSRC’s Designated Website for the Company’s Interim Report Disclosure:

www.sse.com.cn

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

The Company’s Interim Reports may be Obtained at:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

Stock Information:

Stock Type	A Share	H Share	ADR
Exchanges on which the Stocks are Listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Stock Short Name	China Life	China Life	—
Stock Code	601628	2628	LFC

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood Mallesons

International Legal Advisers:

Latham & Watkins

Debevoise & Plimpton LLP

Date of First Registration of the Company:

30 June 2003

Initial Registered Address of the Company:

16 Chaowai Avenue, Chaoyang District, Beijing, P.R. China 100020

China Life Insurance Company Limited     2013 Interim Report

Company Profile

Date of the Latest Change of Registration of the Company:

20 June 2012

Latest Change of the Registered Address of the Company:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Corporate Business Licence Serial Number:

100000000037965

Tax Registration Certificate Number:

11010271092841X

Organization Code:

71092841-X

Auditors of the Company:

Domestic Auditor:	Ernst & Young Hua Ming LLP

	Address:	Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Changan Avenue, Dongcheng District, Beijing, P.R. China

Name of the Signing Auditors: Zhang Xiaodong, Gu Hong

International Auditor:	Ernst & Young

	Address:	22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Changes in the Main Business of the Company since the Company’s Initial Public Offering:

None

Changes of the Controlling Shareholder of the Company since the Company’s Initial Public Offering:

None

China Life Insurance Company Limited     2013 Interim Report

Financial Summary

			RMB million
			Increase/
Major Financial Data	As at 30 June 2013	As at 31 December 2012	Decrease from the end of 2012
Total assets	1,984,035	1,898,916	4.5%
Investment assets	1,855,519	1,790,838	3.6%
Total equity holders’ equity	230,643	221,085	4.3%
Equity holders’ equity per share (RMB per share)	8.16	7.82	4.3%

Note:	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits + Investment properties

			RMB million
			Increase/
Major Financial Data	January to June 2013	January to June 2012	Decrease from the corresponding period in 2012
Total revenues	247,548	208,600	18.7%
Net premiums earned	200,844	184,739	8.7%
Profit before income tax	20,157	11,012	83.0%
Net profit attributable to equity holders of the Company	16,198	9,635	68.1%
Earnings per share (basic and diluted) (RMB per share)	0.57	0.34	68.1%
Weighted average ROE (%)	7.11	4.71	increase of 2.40 percentage points
Net cash inflow from operating activities	42,740	53,314	-19.8%
Net cash inflow from operating activities per share (RMB per share)	1.51	1.89	-19.8%

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.	Financial results of the Reporting Period are unaudited.

China Life Insurance Company Limited     2013 Interim Report

Chairman’s Statement

In the first half of 2013, the global economic recovery experienced difficulties, and the economic development in China faced intricate and complicated situations that had not been seen for years. It is a difficult period for the life insurance industry. Faced with this severe and complicated business environment, all employees of the Company firmly adhered to the keynote of “tackling difficulties, making steady progress and striving for development”, focused on the principle of “steady growth, adjusting structure, transforming model and preventing risks”, pushed forward and implemented the “innovation-driven development strategy”, responded to various risks and challenges in an efficient and effective manner, and dealt with various tasks properly. As a result, the Company achieved steady growth in its business and its market leading position was consolidated.

As at the end of the Reporting Period, the Company’s total assets reached RMB1,984,035 million, an increase of 4.5% from the end of 2012; embedded value was RMB363,359 million, an increase of 7.6% from the end of 2012; and new business value for the six months ended 30 June 2013 was RMB12,589 million, a 0.8% increase year-on-year. The Company’s market share2 in the first half of 2013 was approximately 32.5%, maintaining a leading position in life insurance market. During the Reporting Period, the Company’s total revenue was RMB247,548 million, a 18.7% increase year-on-year; net profit attributable to equity holders of the Company was RMB16,198 million, a 68.1% increase year-on-year; and earnings per share (basic and diluted) were RMB0.57, a 68.1% increase year-on-year. As at 30 June 2013, the Company’s solvency ratio was 237.90%.

During the Reporting Period, the total amount of insurance benefits and claims paid by the Company reached RMB83,991 million, which further highlighted the Company’s role in providing economic compensation and insurance protection to the society. While fulfilling its obligations under insurance policies, the Company actively undertook its corporate social responsibility. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy businesses including New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents, Rural Medical Assistance Insurance, as well as Rural Micro-insurance business. The Company also made a good start in the Supplementary Major Medical Insurance Business for Urban and Rural Residents (the “Supplementary Major Medical Insurance Business”) by winning bids in a number of provinces, cities and districts. In addition, the Company provided insurance coverage for the astronauts of Shenzhou-10 and approximately 210,000 college-graduate village officials. The Company actively participated in public welfare and charitable undertakings. During the Reporting Period, the Company donated RMB10 million through the China Life Foundation to Sichuan Charity Federation to provide funding for the construction of schools and health stations in Ya’an earthquake areas, continued to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans, embarked on the charity event of “Relay for Love, Sailing for Dream – Dreams of Earthquake Orphans Come True” to help them to realize their wishes and dreams. The Company also made donations to relevant foundations to provide subsidies for particularly poor police families, donated sports facilities, such as basketball stands, to China Life primary schools and other schools that participated in the “Yao Foundation Hope Primary School Basketball Season”, and provided funding for the construction of two day care centers in Urumqi and provided relief to poverty-stricken patients with serious diseases.

[2]	Calculated according to the premium data of life insurance companies in the first half of 2013 released by the CIRC.

China Life Insurance Company Limited     2013 Interim Report

Chairman’s Statement

In June 2013, the Company completed the procedures for the change of the Board Secretary. Ms. Liu Yingqi resigned as the Board Secretary due to work adjustment. During her tenure as the Board Secretary, Ms. Liu Yingqi worked diligently and fully fulfilled her duties and obligations, and made substantial and outstanding achievements in the promotion of the development of corporate governance, regularization of operation of the Board of Directors, enhancement of information disclosure standard and strengthening of the management of investor relations. The Company would like to express its gratitude to Ms. Liu Yingqi for her significant contribution.

Currently, the development environment both within and outside China remains complicated. The life insurance industry is in a period of “slowdown in growth, adjustment in structure and transformation in the development model” and is facing various difficulties. Nevertheless, China’s overall economic development remains stable, and the life insurance industry continues to see tremendous development potentials. Recently, with the issuance of the “Guiding Opinions on Financial Support for Adjusting, Transforming and Upgrading the Economic Structure” by the State Council and the issuance of policies including the reform measures on traditional life insurance premium rates by the CIRC, the width and depth of the services provided by the insurance industry for the economic and social development will be further expanded. The Company will adhere to the keynote of “tackling difficulties, making steady progress and striving for development”, focus on both scale and profit, and place emphasis upon the growth of business value while maintaining the steady growth of its business. The Company will continue to implement the “innovation-driven development strategy” with great effort, strengthen the innovation in its systems and mechanisms, step up its efforts on the transformation of its products, create new ways and means of its services to customers and further improve the professional operation of the Company, thus continuously enhancing its vitality. The Company will promote the culture of bottom-line thinking and enhance risk prevention so as to ensure its stable operation. The Company will also allocate greater resources to local branches to further stimulate their vitality.

China Life is in a key phase of accelerating the transformation of its development model. Maintaining the Company’s market leading position and striving to increase its business value are not only the expectation of shareholders, customers and society towards us, but also the bounden responsibility of all our employees. We will carry forward the good tradition fostered for 10 years since our public listing, make good use of our unique advantages, implement the “innovation-driven development strategy” in great depth, work together with full dedication and tackle difficulties without hesitation, tirelessly striving towards the goal of offering better service to the customers of the Company and providing long-term and stable returns to our shareholders.

By Order of the Board

Yang Mingsheng

Chairman

Beijing, China

28 August 2013

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

I.	OVERVIEW OF OPERATIONS IN THE FIRST HALF OF 2013

In the first half of 2013, the Company closely followed the development trend of the life insurance market and took effective measures to actively respond to the new changes in market competition. As a result, the Company achieved a good growth in the premiums earned and further consolidated its market leading position. During the Reporting Period, the Company’s net premiums earned was RMB200,844 million, an increase of 8.7% as compared to the corresponding period of 2012; net profit attributable to equity holders of the Company was RMB16,198 million, a 68.1% increase year-on-year. The new business value for the six months ended 30 June 2013 was RMB12,589 million, a 0.8% increase year-on-year. As at the end of the Reporting Period, the Company’s embedded value was RMB363,359 million, a 7.6% increase from the end of 2012. First-year premiums increased by 9.2% as compared to the corresponding period of 2012, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 41.79% in the first half of 2013 from 37.57% in the corresponding period of 2012. Renewal premiums increased by 8.4% as compared to the corresponding period of 2012, and the percentage of renewal premiums in gross written premiums decreased to 55.25% in the first half of 2013 from 55.88% in the corresponding period of 2012. Short-term accident insurance premiums increased by 14.1% as compared to the corresponding period of 2012, and the percentage of short-term accident insurance premiums in short-term insurance premiums increased to 61.00% in the first half of 2013 from 60.59% in the corresponding period of 2012. First-year premiums earned through bancassurance channel increased by 11.1% as compared to the corresponding period of 2012, and first-year premiums earned through exclusive individual agent channel remained stable as compared to the corresponding period of 2012. Due to the impact of the macro-economic environment, bancassurance regulations, and financial products such as wealth management products offered by banks, there was a significant negative growth in first-year regular premiums earned through bancassurance channel, which resulted in first-year regular premiums decreasing by 11.7% as compared to the corresponding period of 2012 and the percentage of first-year regular premiums in first-year premiums decreasing to 30.28% in the first half of 2013 from 37.43% in the corresponding period of 2012. As at 30 June 2013, the number of in-force policies increased by 4.0% from the end of 2012; the Policy Persistency Rate (14 months and 26 months)3 reached 90.00% and 88.75%, respectively; and the Surrender Rate4 was 2.05%, a 0.67 percentage point increase as compared to the corresponding period of 2012.

With respect to the exclusive individual agent channel, the Company achieved steady growth in its business and maintained a stable business scale. With the continuous promotion of the “effective expansion” strategy for team building, the size of the sales force remained stable, and the overall quality of the sales force continued to improve. The Company made progress in enhancing the professional standards of the channel with effective product strategy and sales planning, and the new E-China Life mobile marketing tool was further integrated into the daily sales activities of the exclusive individual agents. As at the end of the Reporting Period, the Company had a total of 684,000 exclusive individual agents.

[3]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[4]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

With respect to the group insurance channel, the Company achieved steady growth in premiums, and further expanded its advantage as a market leader. Moreover, the Company actively provided services for the economic and social development, and participated in the building of the social security system. The Company continued to engage in the policy businesses including insurance for college-graduate village officials, and provided personal insurance for the astronauts of Shenzhou-10. The Company focused on the development of sales teams in group insurance channel, and strived to improve the marketing capability of direct sales representatives and the satisfaction of group customers. As at the end of the Reporting Period, the Company had approximately 16,000 direct sales representatives.

With respect to the bancassurance channel, while there was a slowdown in overall business growth of the bancassurance market, the Company actively strengthened its efforts in product innovation, enhanced agency channel cooperation, improved service and support, and enhanced the quality of the sales team. As a result, the Company’s business in bancassurance channel achieved a faster growth as compared to the industry average. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 88,000, with a total of 56,000 sales representatives.

In the first half of 2013, the monetary market fluctuated dramatically, government bond performances were lackluster, the debenture bond market expanded, and the SSE Composite Index continued to decline after hitting a high point. The Company flexibly responded to changes in the capital market, seized opportunities presented by the new investment policies, diversified insurance investment types and channels, strengthened its investment capability building and risk management, and constantly improved its portfolio allocation. With respect to traditional investments, the Company seized the periodic opportunities for allocation in the deposit market, and the proportion of term deposits increased to 37.23% from 35.80% as at the end of 2012. Based on the characteristics of performance differentiation in the bond market, the Company optimized its bond portfolio, and continued to increase its allocation in senior credit types of bonds. The proportion of debt securities slightly decreased to 46.01% from 46.24% as at the end of 2012. The Company grasped the opportunities brought about by the fluctuation in the equity market, realized its gains in a timely manner, and further controlled the risk associated with equity securities. The proportion of equity securities decreased to 8.02% from 9.20% as at the end of 2012. With respect to alternative investments, the Company strengthened the professional management of its alternative investments and intensified its efforts to promote such investments. The Company invested in China Life Suzhou Urban Development Industry Investment Fund with a contract amount of RMB5 billion. The Company also invested in the first infrastructure equity investment plan named “Equity Investment Plan for PetroChina Pipeline Project of the West Natural Gas Lines No.1 and No. 2” with an investment amount of RMB4.8 billion. The Company promoted infrastructure and real estate debt investment plans, with an accumulated investment amount of RMB45.5 billion. The Company promoted investment in financial products, such as trust schemes, wealth management products and special asset management plans, with a total amount of approximately RMB3.7 billion. The duration of these alternative investment assets effectively matched the duration of the Company’s liabilities, and these alternative investments promoted the diversification of the Company’s portfolio, which are therefore conducive to the long-term and stable investment returns of the Company. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,855,519 million, an increase of 3.6% from the end of 2012. During the Reporting Period, interest income increased

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

steadily, and net investment yield5 was 4.42%. Incomes from buy-sale price differential grew significantly, and the impairment losses of assets decreased notably, as a result of which the gross investment yield6 was 4.96% and gross investment yield including share of profit of associates7 was 5.05%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income8 was 4.27%.

In the first half of 2013, the Company implemented the “innovation-driven development strategy” with great effort, made progress in products innovation, and introduced a number of new products including Ruixin product package, Xinfeng and Xinyu product package in its exclusive individual agent channel, bancassurance channel and group insurance channel, thus providing support to its business development. The Company took a new step in technological innovation, and further expanded the features offering in the E-China Life mobile marketing system. The Company completed the promotion of its online national platform for claims settlement, as a result of which the efficiency of claims settlement was significantly enhanced. The Company actively expanded the E-service for insurance policies in order to continuously improve the quality of insurance policy service. The Company entered into a new stage of service innovation, optimized its policy loan service and embarked on a pilot program of integrated customer service system, with a view to improving its customer experience. The Company further increased the follow-up calls to new policyholders of individual long-term life insurance products, actively promoted the business model of centralized operation of 95519 telephone centre during night time, upgraded its call center services, further improved the mechanism for handling customer complaints, kept on enhancing its notification service level, and continued to conduct the “Hand in Hand” series of customer service activities and the “China Life Customer Day” activities.

The Company continued to comply with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it carried out the work for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. With the promotion of its internal control implementation manual which covers all aspects of the Company, and the comprehensive assessment on its internal control functions, the Company further improved its internal control system. By exploring and using the internal control management information system which covers the entire process of internal control management, the Company significantly improved the efficiency and effectiveness of its internal control management. The Company continuously complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, carried out the construction and

[5]	Net investment yield = {[(Investment income + Rental income from investment properties—Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181}×365
[6]	Gross investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/ (losses) through profit or loss + Total income from investment properties—Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181}×365
[7]	Gross investment yield including share of profit of associates = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties—Business tax and extra charges for investment + Share of profit of associates) / ((Investment assets at the beginning of the period + Investments in associates at the beginning of the period + Investment assets at the end of the period + Investments in associates at the end of the period) / 2)]/181}×365
[8]	Comprehensive investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties—Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2) ]/181}×365

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

implementation of the risk tolerance system, established a management mechanism with respect to the formation, execution, transmission, and re-examination and adjustment of risk tolerance, and compiled the “Statement on Risk Tolerance” which has been approved by the Board of Directors. The Company strengthened its efforts in risk early-warning and risk classification management, and intensified its control over key risks, thus forming a standardized and systematic early-warning system. Based upon the principle of integrity established for years, the Company formally built up the core value of the corporate culture with emphasis on “honesty, integrity, gratitude, achievement” in the sales force, which reflected the harmony and unity between the integrity practice and the long-term objectives of the Company. The Company also set up a system for the establishment of integrity culture, conducted an activity titled “Integrity-I Do First” within its organization for six consecutive years, carried out integrity compliance education and training, and took incentive measures for integrity, so as to promote the positive development and quality improvement of its teams. The Company expanded the coverage of sales risk early-warning and monitoring in channels, and continued to improve its ability to monitor and control sales risks on a daily basis. The Company also continued to carry out the comprehensive control of misleading sales, intensified the special control on key risks in sales sector, and made efforts to push forward the establishment of a long-term effective mechanism for the regulation and control of sales risks.

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

II.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(I)	Total Revenues

		RMB million
	January to June 2013	January to June 2012
Net premiums earned	200,844	184,739
Individual life insurance business	191,104	176,483
Group life insurance business	1,023	315
Short-term insurance business	8,197	7,941
Supplementary major medical insurance business	520	—
Investment income	40,103	35,303
Net realised gains and impairment on financial assets	3,922	(13,114)
Net fair value gains through profit or loss	918	177
Other income	1,761	1,495

Total	247,548	208,600

Net Premiums Earned

1.	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 8.3% year-on-year. This was primarily due to the Company’s increased efforts in business development.

2.	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 224.8% year-on-year. This was primarily due to an increase in premiums from group annuity business.

3.	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 3.2% year-on-year. This was primarily due to the Company’s increased efforts in the development of accident insurance business.

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

4.	Supplementary Major Medical Insurance Business

During the Reporting Period, the change of net premiums earned from supplementary major medical insurance business was primarily due to the fact that the Company newly developed supplementary major medical insurance business in the first half of 2013.

Gross written premiums categorized by business:

		RMB million
	January to June 2013	January to June 2012
Individual Life Insurance Business	191,186	176,499
First-year business	78,881	72,885
Single	54,699	45,486
First-year regular	24,182	27,399
Renewal business	112,305	103,614
Group Life Insurance Business	1,027	316
First-year business	1,031	316
Single	1,016	315
First-year regular	15	1
Renewal business	(4)	—
Short-term Insurance Business	9,770	8,623
Short-term accident insurance business	5,960	5,225
Short-term health insurance business	3,810	3,398
Supplementary Major Medical Insurance Business	1,268	—

Total	203,251	185,438

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

Gross written premiums categorized by channel:

		RMB million
	January to June 2013	January to June 2012[2]
Exclusive Individual Agent Channel	116,154	105,713
First-year business of long-term insurance	19,522	19,554
Single	157	208
First-year regular	19,365	19,346
Renewal business	93,742	83,260
Short-term insurance business	2,890	2,899
Group Insurance Channel	8,989	6,992
First-year business of long-term insurance	1,840	955
Single	1,755	870
First-year regular	85	85
Renewal business	318	341
Short-term insurance business	6,831	5,696
Bancassurance Channel	76,490	72,489
First-year business of long-term insurance	58,409	52,591
Single	53,793	44,716
First-year regular	4,616	7,875
Renewal business	18,035	19,874
Short-term insurance business	46	24
Other Channels[1]	1,618	244
First-year business of long-term insurance	141	101
Single	10	7
First-year regular	131	94
Renewal business	206	139
Short-term insurance business	3	4
Supplementary major medical insurance business	1,268	—

Total	203,251	185,438

Notes:

1.	Other channels mainly include supplementary major medical insurance business and telephone sales, etc.
2.	In the first half of 2013, the Company’s channel premium breakdown was presented based on the separate groups of sales personnels belonging to exclusive individual agent team, direct sales representatives, bancassurance sales team, and other distribution channels respectively, with the corresponding data for the first half of 2012 adjusted accordingly.

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

Investment Income

		RMB million
	January to June 2013	January to June 2012
Investment income from securities at fair value through profit or loss	787	836
Investment income from available-for-sale securities	9,611	10,664
Investment income from held-to-maturity securities	10,951	6,330
Investment income from bank deposits	15,937	14,959
Investment income from loans	2,642	2,027
Other investment income	175	487

Total	40,103	35,303

1.	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss decreased by 5.9% year-on-year. This was primarily due to a decrease in the volume of securities at fair value through profit or loss as compared to the corresponding period of last year.

2.	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities decreased by 9.9% year-on-year. This was primarily due to the Company’s decreased allocation in available-for-sale securities.

3.	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 73.0% year-on-year. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in held-to-maturity securities.

4.	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 6.5% year-on-year. This was primarily due to the increased volume of deposits resulting from the Company’s increased allocation in deposits.

5.	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 30.3% year-on-year. This was primarily due to the increased volume of policy loans and debt investment plans.

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, net realised gains and impairment on financial assets increased significantly year-on-year. This was primarily due to an increase in income from the buy-sale price differential in the trading of available-for-sale equity securities, and a decrease in impairment losses of available-for-sale equity securities.

Net Fair Value Gains through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss increased by 418.6% year-on-year. This was primarily due to the fluctuation in the value of financial instruments at fair value through profit or loss.

Other Income

During the Reporting Period, other income increased by 17.8% year-on-year. This was primarily due to an increase in commission fees earned from P&C Company.

(II)	Benefits, Claims and Expenses

		RMB million
	January to June 2013	January to June 2012
Insurance benefits and claims expenses	189,247	168,414
Individual life insurance business	183,556	164,146
Group life insurance business	1,003	258
Short-term insurance business	4,137	4,010
Supplementary major medical insurance business	551	—
Investment contract benefits	985	968
Policyholder dividends resulting from participation in profits	9,777	2,495
Underwriting and policy acquisition costs	13,800	14,569
Finance costs	1,935	891
Administrative expenses	10,817	9,813
Other expenses	2,021	1,614
Statutory insurance fund contribution	385	345

Total	228,967	199,109

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

Insurance Benefits and Claims Expenses

1.	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business increased by 11.8% year-on-year. This was primarily due to an increase in life insurance death and other benefits.

2.	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business increased by 288.8% year-on-year. This was primarily due to a growth in increase in insurance contracts liabilities from group business.

3.	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short-term insurance business increased by 3.2% year-on-year. This was primarily due to an increase in accident insurance claims payment resulting from the increase in business volume.

4.	Supplementary Major Medical Insurance Business

During the Reporting Period, the change of insurance benefits and claims expenses attributable to supplementary major medical insurance business was primarily due to the fact that the Company newly developed supplementary major medical insurance business in the first half of 2013.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 1.8% year-on-year. This was primarily due to an increase in interest payments.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits increased by 291.9% year-on-year. This was primarily due to an increase in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs decreased by 5.3% year-on-year. This was primarily due to a decrease in policy acquisition fees and overriding commission costs.

Finance Costs

During the Reporting Period, finance costs increased by 117.2% year-on-year. This was primarily due to an increase in interest payments for subordinated term debts.

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

Administrative Expenses

During the Reporting Period, administrative expenses increased by 10.2% year-on-year. This was primarily due to the fact that the Company increased its costs on employee team building so as to enhance its ability for sustainable development.

Other Expenses

During the Reporting Period, other expenses increased by 25.2% year-on-year. This was primarily due to an increase in foreign currency losses.

(III)	Profit before Income Tax

		RMB million
	January to June 2013	January to June 2012
Individual life insurance business	18,045	9,015
Group life insurance business	129	88
Short-term insurance business	248	247
Supplementary major medical insurance business	(75)	—
Other	1,810	1,662

Total	20,157	11,012

1.	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business increased by 100.2% year-on-year. This was primarily due to an increase in investment income and a decrease in impairment losses in the individual life insurance segment.

2.	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business increased by 46.6% year-on-year. This was primarily due to an increase in investment income and a decrease in impairment losses in the group life insurance segment.

3.	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business increased by 0.4% year-on-year. This was primarily due to a steady growth of short-term insurance business.

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

4.	Supplementary Major Medical Insurance Business

The Company newly developed supplementary major medical insurance business in the first half of 2013, with premiums earned of RMB1,268 million and reserves drawn of RMB1,157 million, as a result of which the profit before income tax in the supplementary major medical insurance business was RMB-75 million.

(IV)	Income Tax

During the Reporting Period, income tax of the Company was RMB3,829 million, a 201.3% increase year-on-year. This was primarily due to the impact of the taxable income and the deferred tax.

(V)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB16,198 million, a 68.1% increase year-on-year. This was primarily due to an increase in investment income and a decrease in impairment losses.

III.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(I)	Major Assets

		RMB million
	As at 30 June 2013	As at 31 December 2012
Investment assets	1,855,519	1,790,838
Term deposits	690,829	641,080
Held-to-maturity securities	477,350	452,389
Available-for-sale securities	481,537	506,416
Securities at fair value through profit or loss	43,737	34,035
Securities purchased under agreements to resell	6,109	894
Cash and cash equivalents	51,113	69,452
Loans	97,339	80,419
Statutory deposits-restricted	6,153	6,153
Investment Properties	1,352	—
Other assets	128,516	108,078

Total	1,984,035	1,898,916

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

Term Deposits

As at the end of the Reporting Period, term deposits increased by 7.8% from the end of 2012. This was primarily due to the Company’s increased allocation in ordinary term deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 5.5% from the end of 2012. This was primarily due to the fact that the Company increased the volume of held-to-maturity assets appropriately in light of market conditions.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities decreased by 4.9% from the end of 2012. This was primarily due to the Company’s decreased allocation in equity assets in light of market conditions.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 28.5% from the end of 2012. This was primarily due to the Company’s increased allocation in securities at fair value through profit or loss in light of market conditions.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents decreased by 26.4% from the end of 2012. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 21.0% from the end of 2012. This was primarily due to an increase in the volume of policy loans, as well as the Company’s increased allocation in debt investment plans.

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

				RMB million
	As at 30 June 2013		As at 31 December 2012
	Amount	Percentage	Amount	Percentage
Cash and cash equivalents	51,113	2.75%	69,452	3.88%
Term deposits	690,829	37.23%	641,080	35.80%
Bonds	853,513	46.00%	828,098	46.24%
Funds	56,741	3.06%	59,207	3.30%
Common stocks	83,120	4.48%	102,089	5.70%
Others	120,203	6.48%	90,912	5.08%

Total	1,855,519	100%	1,790,838	100%

(II)	Major Liabilities

		RMB million
	As at 30 June 2013	As at 31 December 2012
Insurance contracts	1,459,892	1,384,537
Investment contracts	65,512	66,639
Policyholder dividends payable	46,218	44,240
Bonds payable	67,983	67,981
Securities sold under agreements to repurchase	57,426	68,499
Annuity and other insurance balances payable	26,010	16,890
Deferred tax liabilities	9,534	7,834
Other liabilities	18,732	19,195

Total	1,751,307	1,675,815

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 5.4% from the end of 2012. This was primarily due to new insurance business and the accumulation of insurance liabilities from renewal business. As at the balance sheet date, the Company’s reserves for insurance contracts satisfied the liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts decreased by 1.7% from the end of 2012. This was primarily due to a decrease in the account volume of some investment contracts products.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 4.5% from the end of 2012. This was primarily due to an increase in investment yields for participating products.

Bonds Payable

As at the end of the Reporting Period, bonds payable remain stable as compared to the end of 2012. This was primarily due to the fact that no subordinated term debts were issued by the Company in the first half of 2013.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 16.2% from the end of 2012. This was primarily due to the needs for liquidity management.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 54.0% from the end of 2012. This was primarily due to the accumulation of insurance liabilities.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 21.7% from the end of 2012. This was primarily due to the impact of a decrease in deductible temporary differences.

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

(III)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB230,643 million, a 4.3% increase from the end of 2012. This was primarily due to the impact of net profit during the Reporting Period.

IV.	ANALYSIS OF CASH FLOWS

(I)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity risks with respect to these cash flows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB51,113 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB690,829 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB857,022 million, while investments in equity securities had a fair value of RMB148,828 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at an adequate price.

(II)	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

(III)	Consolidated Cash Flows

		RMB million
	January to June 2013	January to June 2012
Net cash inflow from operating activities	42,740	53,314
Net cash outflow from investing activities	(45,517)	(73,427)
Net cash inflow/(outflow) from financing activities	(15,550)	52,437
Foreign currency gains/(losses) on cash and cash equivalents	(12)	8

Net increase/(decrease) in cash and cash equivalents	(18,339)	32,332

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust the asset portfolio accordingly to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 19.8% year-on-year. This was primarily due to an increase in insurance claims expenses. Net cash outflow from investing activities decreased by 38.0% year-on-year. This was primarily due to the needs for investment management. The change of net cash inflow/(outflow) from financing activities was primarily due to the needs for liquidity management.

V.	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

		RMB million
	As at 30 June 2013	As at 31 December 2012
Actual capital	185,699	176,024
Minimum capital	78,057	74,718
Solvency ratio	237.90%	235.58%

The increase of the Company’s solvency ratio was primarily due to the combined effects of the comprehensive income during the Reporting Period, the distribution of dividend of last year to equity holders and the business development of the Company.

China Life Insurance Company Limited     2013 Interim Report

Management Discussion and Analysis

VI.	CORE COMPETITIVENESS

During the Reporting Period, there was no material change in the Company’s core competitiveness.

VII.	USE OF RAISED AND NON-RAISED CAPITAL

During the Reporting Period, the Company had neither raised capital nor used capital raised in the previous periods. The Company had not invested in any major projects with non-raised capital, the total investment amounts of which were over 10% of the audited equity holder’s equity as at the end of the previous year.

VIII.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare an interim dividend for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2012 approved at the 2012 Annual General Meeting held on 5 June 2013, with the appropriation to its discretionary surplus reserve fund of RMB1,107 million (being 10% of its net profit for the year 2012 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.14 per share (inclusive of applicable tax) to all shareholders of the Company, totaling approximately RMB3,957 million.

China Life Insurance Company Limited     2013 Interim Report

Significant Events

I.	MATERIAL LITIGATIONS, ARBITRATIONS AND MATTERS GENERALLY ENQUIRED BY MEDIA

During the Reporting Period, the Company was not involved in any material litigation, arbitration or matter generally enquired by media.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

1.	Policy Management Agreement

The Company and CLIC have from time to time entered into policy management agreements since 30 September 2003. The Company and CLIC entered into the 2011 confirmation letter on 15 December 2011, pursuant to which both parties confirmed the renewal of the policy management agreement for three years from 1 January 2012 to 31 December 2014. Pursuant to the policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2014 is RMB1,188 million.

For the first half of 2013, the service fee paid by CLIC to the Company amounted to RMB496 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2012. On 27 December 2012, the Company entered into the 2012 asset management agreement with AMC, which is for a term of two years effective from 1 January 2013 and expiring on 31 December 2014, and subject to compliance with the Listing Rules, will be renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of its term. Pursuant to the 2012 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap of the asset management fee for each of the three years ending 31 December 2015 is RMB1,200 million.

China Life Insurance Company Limited     2013 Interim Report

Significant Events

For the first half of 2013, the Company paid AMC an asset management fee of RMB417 million.

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2011. CLIC and AMC entered into the 2011 asset management agreement on 29 December 2011, which was for a term of three years from 1 January 2012 to 31 December 2014. In accordance with the 2011 asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2014 are RMB300 million, RMB310 million and RMB320 million, respectively.

For the first half of 2013, CLIC paid AMC an asset management fee of RMB68 million.

3.	Insurance Sales Framework Agreement

On 18 November 2008, the Company and P&C Company entered into the 2008 insurance sales framework agreement, which expired on 17 November 2011. On 8 March 2012, the Company and P&C Company entered into the 2012 insurance sales framework agreement, the terms and conditions of which were substantially the same as those of the 2008 insurance sales framework agreement. The 2012 insurance sales framework agreement was for a term of two years and would be automatically extended for another year after its expiry unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiry. The parties agreed that they would confirm and recognize the rights and obligations arisen based on the terms and conditions of the 2008 insurance sales framework agreement in respect of the period after the expiry of the 2008 insurance sales framework agreement and before the commencement of the term of the 2012 insurance sales framework agreement. Pursuant to the agreement, P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company. For details as to the method of calculation of the agency service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2014 are RMB660 million, RMB1,250 million and RMB1,950 million, respectively.

For the first half of 2013, P&C Company paid the Company an agency service fee of RMB404 million.

China Life Insurance Company Limited     2013 Interim Report

Significant Events

(II)	Other Major Connected Transactions

1.	Acquisition of Properties from CLI

On 27 June 2012, the Company and China Life Investment Holding Company Limited (the “CLI”) entered into the property transfer framework agreement, which was for a term of three years. Pursuant to the framework agreement, the Company proposed to acquire from CLI properties for use by the Company’s branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties shall be transferred in batches with standalone agreement to be entered into for each transfer. The actual purchase price of each property shall be valued and determined by the qualified intermediaries agreed upon by the parties with reference to prevailing market price. The total consideration for the property purchase is expected to be no more than RMB1.7 billion. The parties shall cooperate with each other to complete the transfer of ownership and deliver the properties if standalone property transfer agreements in respect of such properties will be signed prior to the expiry of the framework agreement. The parties shall not transfer any properties under the framework agreement if standalone property transfer agreements in respect of such properties cannot be signed prior to the expiry of the framework agreement.

2.	Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC entered into the “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company” with Pension Company. The agreement is valid for three years from the date on which the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC, and charges trustee management fees and account management fees in accordance with the agreement. The agreement expired on 1 December 2012. As considered and approved at the fourth meeting of the fourth session of the Board of Directors of the Company, the Company, CLIC, AMC and Pension Company renewed the agreement in the form of memorandum for a tentative period of one year.

China Life Insurance Company Limited     2013 Interim Report

Significant Events

3.	Formation of Partnership

On 15 April 2013, the Company, CLIC, P&C Company, Suzhou International Development Venture Capital Holding Co., Ltd. (the “SIDVC”) and Soochow Securities Co., Ltd. (the “Soochow Securities”) entered into the “Partnership Agreement of China Life (Suzhou) Urban Development Industry Investment Enterprise (Limited Partnership)” (the “Partnership Agreement”) in relation to the formation of China Life (Suzhou) Urban Development Industry Investment Enterprise (Limited Partnership) (the “Partnership”). Pursuant to the Partnership Agreement, the total capital contribution by all partners of the Partnership shall be RMB10 billion. SIDVC, as the general partner and managing partner responsible for the executive functions and investment operations of the Partnership, shall contribute RMB3 billion, and the Company, CLIC, P&C Company and Soochow Securities, as the limited partners, shall contribute RMB5 billion, RMB0.5 billion, RMB0.5 billion and RMB1 billion, respectively. The business scope of the Partnership includes the investment in urban infrastructure facilities construction, the investment in urban development industry, and the related investment management and investment consulting services. The Partnership shall have a term of 12 years from the date on which its business license is issued, of which the first 9 years shall be the investment period and the remaining 3 years shall be the exit period. Profit and loss of the Partnership shall be shared among the partners in accordance with the Partnership Agreement.

(III)	Statement on Non-operating Claims, Debt Transactions and Guarantees etc. with Connected Parties

During the Reporting Period, the Company was not involved in any non-operating claims, debt transactions or guarantees with connected parties.

III.	ASSET TRANSACTIONS, MERGERS AND ACQUISITIONS DURING THE REPORTING PERIOD

During the Reporting Period, the Company did not undertake any material asset transaction, merger and acquisition.

IV.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

China Life Insurance Company Limited     2013 Interim Report

Significant Events

V.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or above of the Company’s profits for the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Except otherwise disclosed in this interim report, the Company had no other material contracts during the Reporting Period.

VI.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in the first half of 2013. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policy.

VII.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the co-owner of the properties intend to issue a letter to the governing department of the original owner of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), and to assist the Company and the co-owner to complete the formalities in relation to the division of ownership of the properties in accordance with the approval from the SASAC.

China Life Insurance Company Limited     2013 Interim Report

Significant Events

VIII.	AUDITORS

Resolution was passed at the 2012 Annual General Meeting held on 5 June 2013 to engage Ernst & Young Hua Ming LLP and Ernst & Young as the PRC and international auditors of the Company for the year 2013, respectively. This interim report was unaudited.

IX.	CORPORATE GOVERNANCE

In the first half of 2013, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The Shareholders’ General Meetings, Board of Directors Meetings and Supervisory Committee Meetings of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2013, the fourth session of the Board of Directors held 4 regular meetings, and the fourth session of the Supervisory Committee held 2 regular meetings. As at the latest practicable date (28 August 2013), the fourth session of the Board of Directors held 5 regular meetings, and the fourth session of the Supervisory Committee held 3 regular meetings. The Company held the First Extraordinary General Meeting 2013 on 19 February 2013 and the 2012 Annual General Meeting on 5 June 2013. The announcements concerning the resolutions adopted at the above meetings were published on the China Securities Journal, Shanghai Securities News and Securities Times, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), and has complied with all code provisions of the CG Code during the Reporting Period.

The Audit Committee of the Board of the Company has reviewed the unaudited consolidated financial statements of the Company for the six months ended 30 June 2013.

China Life Insurance Company Limited     2013 Interim Report

Changes in Share Capital and Shareholders Information

I	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

II	INFORMATION ON SHAREHOLDERS

Number of shareholders and their shareholdings

Total number of shareholders at the end of the Reporting Period	No. of A shareholders: 230,062
No. of H shareholders: 35,351

Particulars of top ten shareholders of the Company

Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned corporate shareholder	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited [1]	Foreign shareholder	25.76%	7,281,910,592	+5,609,089	—	—
State Development & Investment Corporation [2]	Other	0.13%	35,685,900	—	—	—
National Social Security Fund – Portfolio 103	Other	0.11%	30,500,000	-1,299,547	—	—
China Construction Bank – Bosera Theme Industry Stock Securities Investment Fund	Other	0.11%	30,500,000	-1,230,494	—	—
National Social Security Fund – Portfolio 110	Other	0.08%	21,610,624	+15,212,709	—	—
China Construction Bank – Great Wall Brand Merit – choosed Equity Fund	Other	0.07%	20,968,306	+11,659,780	—	—
China National Nuclear Corporation [2]	Other	0.07%	20,000,000	—	—	—
China International Television Corporation [2]	Other	0.07%	18,452,300	—	—	—
ICBC-SSE 50 Index Trading Open-end Securities Investment Fund	Other	0.05%	14,898,081	+2,764,853	—	—

China Life Insurance Company Limited     2013 Interim Report

Changes in Share Capital and Shareholders Information

Details of shareholders	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

	2.	State Development & Investment Corporation, China National Nuclear Corporation and China International Television Corporation became the top ten shareholders of the Company through the strategic placement during the initial public offering of A shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

	3.	Both China Construction Bank-Bosera Theme Industry Stock Securities Investment Fund and China Construction Bank-Great Wall Brand Merit-choosed Equity Fund have China Construction Bank Corporation as their fund depository. Save as disclosed above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

III	CHANGE IN THE CONTROLLING SHAREHOLDER AND THE EFFECTIVE CONTROLLER

During the Reporting Period, there was no change in the controlling shareholder and the effective controller of the Company.

China Life Insurance Company Limited     2013 Interim Report

Changes in Share Capital and Shareholders Information

IV	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2013, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

Name of substantial shareholder	Capacity	Type of shares	Number of shares held		Percentage of the respective type of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000(L	)	92.80%	68.37%
BlackRock, Inc. (Note)	Interest in controlled	H Shares	517,808,216(L	)	6.95%	1.83%
	corporations		12,017,495(S	)	0.16%	0.04%

The letter “L” denotes a long position. The letter “S” denotes a short position.

Note:	BlackRock, Inc. was interested in a total of 517,808,216 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC., BlackRock Japan Co., Ltd, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., Blackrock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (UK) Ltd, BlackRock Asset Management Deutschland AG and BlackRock Fund Managers Ltd were interested in 7,811,435 H shares, 509,996,781 H shares, 94,449,051 H shares, 193,485,120 H shares, 5,078,000 H shares, 86,000 H shares, 3,131,090 H shares, 475,000 H shares, 70,765,333 H shares, 106,000 H shares, 53,676,429 H shares, 8,337,700 H shares, 57,540,058 H shares, 13,086,000 H shares, 8,844,000 H shares, 847,000 H shares and 1,372,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 12,017,495 H shares (0.16%).

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 30 June 2013, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited     2013 Interim Report

Directors, Supervisors, Senior Management and Employees

I.	CHANGE IN SHARES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and Senior Management.

II.	CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	With the approval given at the sixth meeting of the fourth session of the Board and the approval from CIRC, Mr. Liu Anlin was appointed as the Vice President of the Company with effect from 27 March 2013.

2.	With the approval given at the sixth meeting of the fourth session of the Board and the approval from CIRC, Mr. Yang Zheng was appointed as the Chief Financial Officer of the Company with effect from 26 April 2013.

3.	With the approval given at the seventh meeting of the fourth session of the Board and the approval from CIRC, Mr. Zheng Yong was appointed as the Board Secretary of the Company with effect from 5 June 2013. Due to work adjustment, Ms. Liu Yingqi, Executive Director and Vice President of the Company, ceased to be the Board Secretary of the Company with effect from 5 June 2013.

III.	CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

With the approval given at the seventh meeting of the fourth session of the Board, Mr. Heng Victor Ja Wei was appointed as the Company Secretary and Authorised Representative of the Company to the HKSE with effect from 25 April 2013. Mr. Heng Kwoo Seng resigned as the Company Secretary of the Company and ceased to be the Authorized Representative of the Company to the HKSE due to his age, both with effect from 25 April 2013.

IV.	NUMBER OF EMPLOYEES

As at 30 June 2013, the Company had 99,753 employees in total.

V.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at 30 June 2013, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

China Life Insurance Company Limited     2013 Interim Report

Directors, Supervisors, Senior Management and Employees

VI.	COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

China Life Insurance Company Limited     2013 Interim Report

International Auditor’s Independent Review Report

Building a better

working world

TO THE BOARD OF DIRECTORS OF CHINA LIFE INSURANCE COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements, set out on pages 39 to 81, which comprise the interim condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2013 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards, or accept liability to, any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young

Certified Public Accountants

Hong Kong

28 August 2013

China Life Insurance Company Limited     2013 Interim Report

Condensed Consolidated Statement of Financial Position

As at 30 June 2013

		Unaudited As at 30 June 2013	Audited As at 31 December 2012
	Notes	RMB million	RMB million
ASSETS
Property, plant and equipment		20,686	22,335
Investment properties		1,352	—
Investments in associates	6	30,511	28,991
Held-to-maturity securities	7.1	477,350	452,389
Loans	7.2	97,339	80,419
Term deposits	7.3	690,829	641,080
Statutory deposits – restricted		6,153	6,153
Available-for-sale securities	7.4	481,537	506,416
Securities at fair value through profit or loss	7.5	43,737	34,035
Securities purchased under agreements to resell		6,109	894
Accrued investment income		34,238	28,926
Premiums receivable		17,524	8,738
Reinsurance assets		1,014	948
Other assets		24,543	18,140
Cash and cash equivalents		51,113	69,452

Total assets		1,984,035	1,898,916

The notes on pages 45 to 81 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2013 Interim Report

Condensed Consolidated Statement of Financial Position

As at 30 June 2013

		Unaudited	Audited
		As at	As at
		30 June	31 December
		2013	2012
	Notes	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	1,459,892	1,384,537
Investment contracts	9	65,512	66,639
Policyholder dividends payable		46,218	44,240
Bonds payable		67,983	67,981
Securities sold under agreements to repurchase		57,426	68,499
Annuity and other insurance balances payable		26,010	16,890
Premiums received in advance		2,174	2,576
Other liabilities		16,307	16,435
Deferred tax liabilities	14	9,534	7,834
Current income tax liabilities		18	22
Statutory insurance fund		233	162

Total liabilities		1,751,307	1,675,815

Equity
Share capital	18	28,265	28,265
Reserves		110,852	112,428
Retained earnings		91,526	80,392

Attributable to equity holders of the Company		230,643	221,085

Non-controlling interests		2,085	2,016

Total equity		232,728	223,101

Total liabilities and equity		1,984,035	1,898,916

Approved and authorised for issue by the Board of Directors on 28 August 2013.

Yang Mingsheng	Wan Feng
Director	Director

The notes on pages 45 to 81 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2013 Interim Report

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2013

		Unaudited
		For the six months
		ended 30 June
		2013	2012
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		203,251	185,438
Less: premiums ceded to reinsurers		(285)	(151)

Net written premiums		202,966	185,287
Net change in unearned premium reserves		(2,122)	(548)

Net premiums earned		200,844	184,739

Investment income	10	40,103	35,303
Net realised gains and impairment on financial assets	11	3,922	(13,114)
Net fair value gains through profit or loss	12	918	177
Other income		1,761	1,495

Total revenues		247,548	208,600

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(111,690)	(64,175)
Accident and health claims and claim adjustment expenses		(4,688)	(4,010)
Increase in insurance contracts liabilities		(72,869)	(100,229)
Investment contract benefits		(985)	(968)
Policyholder dividends resulting from participation in profits		(9,777)	(2,495)
Underwriting and policy acquisition costs		(13,800)	(14,569)
Finance costs		(1,935)	(891)
Administrative expenses		(10,817)	(9,813)
Other expenses		(2,021)	(1,614)
Statutory insurance fund contribution		(385)	(345)

Total benefits, claims and expenses		(228,967)	(199,109)

Share of profit of associates		1,576	1,521

Profit before income tax	13	20,157	11,012
Income tax	14	(3,829)	(1,271)

Net profit		16,328	9,741

Attributable to:
– equity holders of the Company		16,198	9,635
– non-controlling interests		130	106

Basic and diluted earnings per share	15	RMB0.57	RMB0.34

The notes on pages 45 to 81 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2013 Interim Report

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2013

	Unaudited
	For the six months
	ended 30 June
	2013	2012
	RMB million	RMB million
		(Restated
		(note 2))
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	(2,258)	11,702
Amount transferred to net profit from other comprehensive income	(3,922)	13,115
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	2,476	—
Share of other comprehensive income of associates under the equity method	142	200
Income tax relating to component of other comprehensive income	898	(6,194)

Other comprehensive income to be reclassified to profit or loss in subsequent periods	(2,664)	18,823

Other comprehensive income not being reclassified to profit or loss in subsequent periods	—	—

Other comprehensive income for the period	(2,664)	18,823

Total comprehensive income for the period	13,664	28,564

Attributable to:
– equity holders of the Company	13,515	28,444
– non-controlling interests	149	120

The notes on pages 45 to 81 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2013 Interim Report

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2013

	Unaudited
	Attributable to equity holders of the Company			Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2012	28,265	83,371	79,894	1,858	193,388
Net profit	—	—	9,635	106	9,741
Other comprehensive income	—	18,809	—	14	18,823

Total comprehensive income	—	18,809	9,635	120	28,564

Transactions with owners
Appropriation to reserves	—	1,848	(1,848)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with owners	—	1,848	(8,349)	(65)	(6,566)

As at 30 June 2012	28,265	104,028	81,180	1,913	215,386

As at 1 January 2013	28,265	112,428	80,392	2,016	223,101
Net profit	—	—	16,198	130	16,328
Other comprehensive income	—	(2,683)	—	19	(2,664)

Total comprehensive income	—	(2,683)	16,198	149	13,664

Transactions with owners
Appropriation to reserves	—	1,107	(1,107)	—	—
Dividends paid (Note 16)	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	(80)	(80)

Total transactions with owners	—	1,107	(5,064)	(80)	(4,037)

As at 30 June 2013	28,265	110,852	91,526	2,085	232,728

The notes on pages 45 to 81 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2013 Interim Report

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2013

	Unaudited
	For the six months
	ended 30 June
	2013	2012
	RMB million	RMB million
Net cash inflow from operating activities	42,740	53,314
Net cash outflow from investing activities	(45,517)	(73,427)
Net cash inflow/(outflow) from financing activities	(15,550)	52,437
Foreign currency gains/(losses) on cash and cash equivalents	(12)	8

Net increase/(decrease) in cash and cash equivalents	(18,339)	32,332

Cash and cash equivalents
Beginning of period	69,452	55,985

End of period	51,113	88,317

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	51,109	84,333
Short-term bank deposits	4	3,984

The notes on pages 45 to 81 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability, as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a joint stock company incorporated in PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, PRC. The Company is listed on the Stock Exchange of Hong Kong Limited, the New York Stock Exchange and the Shanghai Stock Exchange.

These unaudited interim condensed consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. The interim condensed consolidated financial statements have been approved for issue by the Board of Directors on 28 August 2013.

2	BASIS OF PREPARATION

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standard Board. The interim condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended 31 December 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Except the ones described below, the accounting policies applied are consistent with those of the consolidated annual financial statements for the year ended 31 December 2012, as described in those annual financial statements.

2.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013

The Group applies, for the first time, certain standards and amendments that require restatement of previous financial statements. These include IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS

13 Fair Value Measurement and amendments to IAS 1 Presentation of Financial Statements. As required by IAS 34, the nature and effect of these changes are disclosed below. In addition, the application of IFRS 12 Disclosure of Interest in Other Entities would result in additional disclosures in the annual consolidated financial statements.

Several other new standards and amendments apply for the first time in 2013. However, they do not impact the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group.

The following standards and amendments are mandatory for the first time for the financial year beginning 1 January 2013.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

2	BASIS OF PREPARATION (CONTINUED)

2.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013 (continued)

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 1 Amendment	Presentation of Items of Other Comprehensive Income	1 July 2012
IAS 1 Amendment	Clarification of the requirement for comparative information	1 January 2013
IAS 32 Amendment	Tax effects of distributions to holders of equity instruments	1 January 2013
IAS 34 Amendment	Interim financial reporting and segment information for total assets and liabilities	1 January 2013
IAS 19 (Revised)	Employee Benefits	1 January 2013
IFRS 7 Amendment	Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IAS 27 (Revised)	Separate Financial Statements	1 January 2013
IAS 28 (Revised)	Investments in Associates and Joint Ventures	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013

IAS 1 Amendment – Presentation of Items of Other Comprehensive Income

The amendment to IAS 1 introduced a group of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will not be reclassified (e.g., actuarial gains and losses on defined benefit plans). The amendment affected presentation only and had no impact on the Group’s financial position or performance.

IAS 1 Amendment – Clarification of the requirement for comparative information

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the “third balance sheet”) must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes. Under IAS 34, the minimum items required for interim condensed financial statements do not include a third balance sheet.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

2	BASIS OF PREPARATION (CONTINUED)

2.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013 (continued)

IAS 32 Amendment – Tax effects of distributions to holders of equity instruments

The amendment to IAS 32 Financial Instruments: Presentation clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. The amendment has no impact on the Group.

IAS 34 Amendment – Interim financial reporting and segment information for total assets and liabilities

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual consolidated financial statements for that reportable segment. As there is no material change in the segment assets and liabilities compared with last year, the Group has not made such disclosures.

IAS 19 (Revised) – Employee Benefits

IAS 19 includes a number of amendments to the accounting for defined benefit plans, including actuarial gains and losses that are now recognised in OCI and permanently excluded from profit and loss; expected returns on plan assets that are no longer recognised in profit or loss, instead, there is a requirement to recognise interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation, and; unvested past service costs are now recognised in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognised. Other amendments include new disclosures, such as, quantitative sensitivity disclosures. As the Group has no defined benefit plan, the amendments have no impact on the Group.

IFRS 7 Amendment – Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. This amendment has no material impact on the Group.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

2	BASIS OF PREPARATION (CONTINUED)

2.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2013 (continued)

IFRS 10 Consolidated Financial Statements and IAS 27 (Revised) – Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 has no material impact on the consolidation of investments held by the Group.

IFRS 11 Joint Arrangements and IAS 28 (Revised) – Investments in Associates and Joint Ventures

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary

Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method. IFRS 11 has no material impact on the Group.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Group has not yet made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has no material impact on the fair value measurements carried out by the Group.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements. The Group provides these disclosures in Note 4.

In addition to the above-mentioned amendments and new standards, IFRS 1 First-time Adoption of International Financial Reporting Standards was amended with effect for reporting periods starting on or after 1 January 2013. The Group is not a first-time adopter of IFRS and therefore, this amendment is not relevant to the Group.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

2	BASIS OF PREPARATION (CONTINUED)

2.2	New standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2013:

Effective for annual period
Standards/Amendments	Content	beginning on or after
IAS 32 Amendment	Financial instruments: Presentation – Offsetting Financial Assets and Financial Liabilities	1 January 2014
IAS 36 Amendment	Recoverable Amount Disclosures for Non-Financial Assets	1 January 2014
IAS 39 Amendment	Novation of Derivatives and Continuing of Hedge Accounting	1 January 2014
IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments	Investment Entities	1 January 2014
IFRS 9, IFRS 9 Amendment and IFRS 7 Amendment	Financial Instruments and Financial instruments: Disclosures	1 January 2015

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2012.

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The most important components of financial risks are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with the Group’s consolidated annual financial statements for the year ended 31 December 2012.

There have been no significant changes in the Group’s risk management processes since 31 December 2012 or in any risk management policies.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted price, level 2 fair value is measured by using valuation techniques based on significant inputs that are observable either directly or indirectly, and observable market data that are substantially related with the full term of the assets. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes debt securities for which quotations are available from pricing service providers. Fair value provided by pricing service providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilized and the results of these models, and as well as the recalculation of prices obtained from pricing service providers at the end of each reporting period.

Under certain circumstances, the Group may be unable to receive price information from independent third-party pricing service providers. In this instance, the Group may choose to apply internally developed valuation techniques to determine the price of assets. Financial instruments whose fair values are obtained using this type of valuation techniques are generally classified as Level 3. The key inputs used in the internal valuation techniques are not based on observable market data. They reflect assumptions made by management based on judgement and experience. The investments classified as Level 3 by the Group primarily include equity investments including equity investment scheme, non-listed equity investment and private equity investment. Debt investments including part of subordinated debt investment are also included.

The fair value of the above equity investments classified under Level 3 was determined using valuation techniques such as comparable pricing valuation techniques with the liquidity discount as significant unobservable inputs. The valuation requires that management make certain assumptions about unobservable inputs to the model.

For financial instruments that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation at the end of each reporting period. All financial instruments for which fair value is recognised or disclosed are categorised within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement as a whole.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The following table presents the Group’s assets and liabilities measured at fair value at 30 June 2013:

	Level 1	Level 2	Level 3	Total balance
	(RMB million)	(RMB million)	(RMB million)	(RMB million)
Financial assets
Available-for-sale securities
– Equity securities	117,127	807	9,539	127,473
– Debt securities	17,889	335,664	511	354,064
Securities at fair value through profit or loss
– Equity securities	21,350	5	—	21,355
– Debt securities	8,824	13,558	—	22,382

Total	165,190	350,034	10,050	525,274

Financial liabilities
Investment contracts at fair value through profit or loss	(32)	—	—	(32)

Total	(32)	—	—	(32)

The following table presents the movements in Level 3 fair value measurements for the six months ended 30 June 2013:

			Securities at
			fair value
			through
	Available-for-sale Securities		profit or loss
	Debt securities	Equity securities	Equity securities	Total assets
	(RMB million)	(RMB million)	(RMB million)	(RMB million)
Opening balance as at 1 January 2013	301	3,649	85	4,035
Purchases	210	5,845	—	6,055
Transfer into Level 3	—	216	—	216
Transfer out of Level 3	—	(205)	(85)	(290)
Total losses recorded in profit or loss	—	(166)	—	(166)
Total gains recorded in other comprehensive income	—	200	—	200

Closing balance as at 30 June 2013	511	9,539	—	10,050

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The following table presents the Group’s assets and liabilities measured at fair value at 31 December 2012:

	Level 1 (RMB million)	Level 2 (RMB million)	Level 3 (RMB million)	Total balance (RMB million)
Financial assets
Available-for-sale securities
– Equity securities	150,874	2,303	3,649	156,826
– Debt securities	28,218	321,071	301	349,590
Securities at fair value through profit or loss
– Equity securities	7,798	33	85	7,916
– Debt securities	13,144	12,975	—	26,119

Total	200,034	336,382	4,035	540,451

Financial liabilities
Investment contracts at fair value through profit or loss	(35)	—	—	(35)

Total	(35)	—	—	(35)

The following table presents the movements in Level 3 fair value measurements for the six months ended 30 June 2012:

			Securities at
			fair value
			through
	Available-for-sale Securities		profit or loss
	Debt securities	Equity securities	Equity securities	Total assets
	(RMB million)	(RMB million)	(RMB million)	(RMB million)
Opening balance as at 1 January 2012	301	2,437	—	2,738
Purchases	—	1,030	—	1,030
Transfer into Level 3	—	58	2	60
Total gains recorded in other comprehensive income	—	43	—	43

Closing balance as at 30 June 2012	301	3,568	2	3,871

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The assets whose fair value measurements are classified under Level 3 above do not have any material impact on the profit of the Group, for the six months ended 30 June 2013 and the six months ended 30 June 2012, respectively.

During the six-month period ended 30 June 2013, RMB11,721 million debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB7,529 million debt securities were transferred from Level 2 to Level 1; RMB341 million equity securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB528 million equity securities were transferred from Level 2 to Level 1.

For the six months ended 30 June 2013, there were no significant changes in the business or economic circumstances that might affect the fair value of the Group’s financial assets and financial liabilities. There were also no reclassifications of financial assets.

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in five operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term life insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts (excluding supplementary major medical insurance business).

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

5	SEGMENT INFORMATION (CONTINUED)

5.1	Operating segments (continued)

(iv)	Supplementary major medical insurance business (Supplementary major medical)

Supplementary major medical insurance business relates primarily to the sale of supplementary major medical insurance contracts to urban and rural residents according to the “Interim Administrative Measures on the Supplementary Major Medical Insurance for Urban and Rural Residents of Insurance Companies” issued by the China Insurance Regulatory Commission.

(v)	Other business (Other)

Other business relates primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC, as described in Note 17, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains through profit or loss and foreign exchange gains or losses within other expenses are allocated among segments in proportion to respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses and certain other expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other expenses are presented in the “Other” segment directly. Income tax is not allocated.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

5	SEGMENT INFORMATION (CONTINUED)

			For the six months ended 30 June 2013
	Individual life	Group life	Short- term	Supplementary major medical	Other	Elimination	Total
				(RMB million)
Revenues
Gross written premiums	191,186	1,027	9,770	1,268	—	—	203,251
– Term life	1,219	388	—	—	—	—
– Whole life	18,129	32	—	—	—	—
– Endowment	138,953	—	—	—	—	—
– Annuity	32,885	607	—	—	—	—
Net premiums earned	191,104	1,023	8,197	520	—	—	200,844
Investment income	38,203	1,511	260	—	129	—	40,103
Net realised gains and impairment on financial assets	3,739	148	25	—	10	—	3,922
Net fair value gains through profit or loss	893	35	6	—	(16)	—	918
Other income	211	277	—	—	1,707	(434)	1,761
Including: inter-segment revenue	—	—	—	—	434	(434)	—
Segment revenues	234,150	2,994	8,488	520	1,830	(434)	247,548

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(111,428)	(262)	—	—	—	—	(111,690)
Accident and health claims and claim adjustment expenses	—	—	(4,137)	(551)	—	—	(4,688)
Increase in insurance contracts liabilities	(72,128)	(741)	—	—	—	—	(72,869)
Investment contract benefits	(222)	(763)	—	—	—	—	(985)
Policyholder dividends resulting from participation in profits	(9,144)	(633)	—	—	—	—	(9,777)
Underwriting and policy acquisition costs	(11,573)	(58)	(1,815)	—	(354)	—	(13,800)
Finance costs	(1,849)	(73)	(13)	—	—	—	(1,935)
Administrative expenses	(7,821)	(287)	(1,814)	(42)	(853)	—	(10,817)
Other expenses	(1,640)	(37)	(389)	—	(389)	434	(2,021)
Including: Inter-segment expenses	(415)	(16)	(3)	—	—	434	—
Statutory insurance fund contribution	(300)	(11)	(72)	(2)	—	—	(385)

Segment benefits, claims and expenses	(216,105)	(2,865)	(8,240)	(595)	(1,596)	434	(228,967)

Share of profit of associates	—	—	—	—	1,576	—	1,576

Segment results	18,045	129	248	(75)	1,810	—	20,157

Income tax							(3,829)

Net profit							16,328

Other comprehensive income attributable to equity holders of the Company	(2,602)	(103)	(18)	—	40	—	(2,683)
Depreciation and amortisation	763	28	183	4	37	—	1,015

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

5	SEGMENT INFORMATION (CONTINUED)

			For the six months ended 30 June 2012
	Individual life	Group life	Short- term	Supplementary major medical	Other	Elimination	Total
				(RMB million)
Revenues
Gross written premiums	176,499	316	8,623	—	—	—	185,438
– Term life	1,020	294	—	—	—	—
– Whole life	18,752	21	—	—	—	—
– Endowment	135,322	—	—	—	—	—
– Annuity	21,405	1	—	—	—	—
Net premiums earned	176,483	315	7,941	—	—	—	184,739
Investment income	33,439	1,506	239	—	119	—	35,303
Net realised gains and impairment on financial assets	(12,457)	(561)	(90)	—	(6)	—	(13,114)
Net fair value gains through profit or loss	167	8	1	—	1	—	177
Other income	183	194	—	—	1,495	(377)	1,495
Including: inter-segment revenue	—	—	—	—	377	(377)	—
Segment revenues	197,815	1,462	8,091	—	1,609	(377)	208,600

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(64,007)	(168)	—	—	—	—	(64,175)
Accident and health claims and claim adjustment expenses	—	—	(4,010)	—	—	—	(4,010)
Increase in insurance contracts liabilities	(100,139)	(90)	—	—	—	—	(100,229)
Investment contract benefits	(260)	(708)	—	—	—	—	(968)
Policyholder dividends resulting from participation in profits	(2,468)	(27)	—	—	—	—	(2,495)
Underwriting and policy acquisition costs	(12,616)	(48)	(1,640)	—	(265)	—	(14,569)
Finance costs	(681)	(24)	(184)	—	(2)	—	(891)
Administrative expenses	(6,830)	(238)	(1,792)	—	(953)	—	(9,813)
Other expenses	(1,534)	(62)	(147)	—	(248)	377	(1,614)
Including: Inter-segment expenses	(358)	(16)	(3)	—	—	377	—
Statutory insurance fund contribution	(265)	(9)	(71)	—	—	—	(345)

Segment benefits, claims and expenses	(188,800)	(1,374)	(7,844)	—	(1,468)	377	(199,109)

Share of profit of associates	—	—	—	—	1,521	—	1,521

Segment results	9,015	88	247	—	1,662	—	11,012

Income tax							(1,271)

Net profit							9,741

Other comprehensive income attributable to equity holders of the Company	17,815	802	127	—	65	—	18,809
Depreciation and amortisation	718	25	194	—	40	—	977

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

6	INVESTMENTS IN ASSOCIATES

	As at 30 June 2013 RMB million	As at 30 June 2012 RMB million
As at 1 January	28,991	24,448
Scrip dividend from Sino-Ocean Land Holdings Limited (“Sino-Ocean”)	—	113
Share of profit	1,576	1,521
Other equity movements	142	200
Dividend received (Note)	(198)	(113)

As at 30 June	30,511	26,169

Note:	A dividend in respect of 2012 of HKD0.17 per ordinary share was approved and declared by Sino-Ocean at the Annual General Meeting on 10 May 2013 under which each shareholder may elect to receive the 2012 final dividend in cash or in scrip shares.

The Company elected the cash option, and received cash dividend amounting to RMB198 million on 27 June 2013.

7	FINANCIAL ASSETS

7.1	Held-to-maturity securities

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Debt securities
Government bonds	96,353	96,097
Government agency bonds	114,498	111,759
Corporate bonds	104,983	83,084
Subordinated bonds/debts	161,516	161,449

Total	477,350	452,389

Debt securities
Listed in mainland, PRC	48,713	41,927
Listed in Hong Kong, PRC	21	12
Listed in Singapore	23	18
Unlisted	428,593	410,432

Total	477,350	452,389

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded.

The estimated fair value of all held-to-maturity securities was RMB480,576 million as at 30 June 2013 (31 December 2012: RMB450,865 million).

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

7	FINANCIAL ASSETS (CONTINUED)

7.1	Held-to-maturity securities (continued)

Debt securities-contractual maturity schedule	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	3,571	2,234
After one year but within five years	67,582	55,079
After five years but within ten years	190,652	91,426
After ten years	215,545	303,650

Total	477,350	452,389

7.2	Loans

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Policy loans	49,109	39,893
Other loans	48,230	40,526

Total	97,339	80,419

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

7	FINANCIAL ASSETS (CONTINUED)

7.2	Loans (continued)

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	49,339	39,893
After one year but within five years	22,560	10,036
After five years but within ten years	25,440	30,490

Total	97,339	80,419

7.3	Term deposits

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	87,877	92,045
After one year but within five years	600,952	548,435
After five years but within ten years	2,000	600

Total	690,829	641,080

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Debt securities
Government bonds	37,508	42,946
Government agency bonds	131,427	135,870
Corporate bonds	153,543	139,286
Subordinated bonds/debts	31,303	31,488
Others	283	—

Subtotal	354,064	349,590

Equity securities
Funds	38,649	57,019
Common stocks	79,857	96,361
Others	8,967	3,446

Subtotal	127,473	156,826

Total	481,537	506,416

Debt securities
Listed in mainland, PRC	38,167	34,844
Listed in Singapore	251	266
Unlisted	315,646	314,480

Subtotal	354,064	349,590

Equity securities
Listed in mainland, PRC	83,385	102,379
Listed in Hong Kong, PRC	2,549	2,757
Unlisted	41,539	51,690

Subtotal	127,473	156,826

Total	481,537	506,416

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities (continued)

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

Debt securities – contractual maturity schedule	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Maturing:
Within one year	6,740	5,627
After one year but within five years	85,776	70,959
After five years but within ten years	142,137	137,962
After ten years	119,411	135,042

Total	354,064	349,590

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

7	FINANCIAL ASSETS (CONTINUED)

7.5	Securities at fair value through profit or loss

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Debt securities
Government bonds	1,601	1,697
Government agency bonds	4,542	6,291
Corporate bonds	16,239	18,131

Subtotal	22,382	26,119

Equity securities
Funds	18,092	2,188
Common stocks	3,263	5,728

Subtotal	21,355	7,916

Total	43,737	34,035

Debt securities
Listed in mainland, PRC	4,373	5,501
Unlisted	18,009	20,618

Subtotal	22,382	26,119

Equity securities
Listed in mainland, PRC	3,267	6,096
Unlisted	18,088	1,820

Subtotal	21,355	7,916

Total	43,737	34,035

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

8	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2013	4.85%~5.00%
As at 31 December 2012	4.80%~5.00%
As at 30 June 2012	4.70%~5.00%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2013	3.31%~5.68%
As at 31 December 2012	3.12%~5.61%
As at 30 June 2012	2.93%~5.54%

There is uncertainty on discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate, to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

8	INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

(ii)	(continued)

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of critical illness diagnosis, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)	Expense assumptions are based on expected unit costs with consideration of risk margin. Such assumptions are affected by actual experience and a number of other factors including inflation and market competition based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 30 June 2013	37.00~45.00	0.85%~0.90%	14.00	0.90%
As at 31 December 2012	37.00~45.00	0.85%~0.90%	14.00	0.90%
As at 30 June 2012	37.00~45.00	0.85%~0.90%	14.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines risk margin level by itself as the regulations haven’t imposed any specific requirement on it.

The Group adopted consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

8	INSURANCE CONTRACTS (CONTINUED)

(b)	Net liabilities of insurance contracts

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Gross
Long-term insurance contracts	1,448,390	1,375,504
Short-term insurance contracts
– claims and claim adjustment expenses	3,383	3,078
– unearned premiums	8,119	5,955

Total, gross	1,459,892	1,384,537

Recoverable from reinsurers
Long-term insurance contracts	(775)	(758)
Short-term insurance contracts
– claims and claim adjustment expenses	(60)	(54)
– unearned premiums	(143)	(101)

Total, ceded	(978)	(913)

Net
Long-term insurance contracts	1,447,615	1,374,746
Short-term insurance contracts
– claims and claim adjustment expenses	3,323	3,024
– unearned premiums	7,976	5,854

Total, net	1,458,914	1,383,624

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

8	INSURANCE CONTRACTS (CONTINUED)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expenses reserve:

	For the six months ended 30 June
	2013 RMB million	2012 RMB million
– Notified claims	202	354
– Incurred but not reported	2,876	2,835

Total as at 1 January – Gross	3,078	3,189

Cash paid for claims settled in period
– Cash paid for current period’s claims	(2,128)	(1,976)
– Cash paid for prior period’s claims	(2,331)	(2,233)
Claims incurred in period
– Claims arising in the current period	4,738	4,014
– Claims arising in the prior period	26	34

Total as at 30 June – Gross	3,383	3,028

– Notified claims	145	155
– Incurred but not reported	3,238	2,873

Total as at 30 June – Gross	3,383	3,028

The table below presents movements in unearned premium reserves:

		For the six months ended 30 June
	Gross	2013 RMB million Ceded	Net	Gross	2012 RMB million Ceded	Net
As at 1 January	5,955	(101)	5,854	5,698	(76)	5,622
Increase	8,119	(143)	7,976	6,259	(89)	6,170
Release	(5,955)	101	(5,854)	(5,698)	76	(5,622)

As at 30 June	8,119	(143)	7,976	6,259	(89)	6,170

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

8	INSURANCE CONTRACTS (CONTINUED)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	For the six months ended 30 June
	2013	2012
	RMB million	RMB million
As at 1 January	1,375,504	1,190,486
Premiums	192,213	176,815
Release of liabilities (i)	(152,109)	(106,442)
Accretion of interest	31,034	29,048
Change in assumptions
– Change in the assumption of discount rate	11	(917)
– Change in other assumptions	—	—
Other movements	1,737	1,725

As at 30 June	1,448,390	1,290,715

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

9	INVESTMENT CONTRACTS

	As at	As at
	30 June 2013	31 December 2012
	RMB million	RMB million
Investment contracts with discretionary participating features (“DPF”) at amortised cost	47,506	47,977
Investment contracts without DPF
– At amortised cost	17,974	18,627
– Designated as at fair value through profit or loss	32	35

Total	65,512	66,639

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

9	INVESTMENT CONTRACTS (CONTINUED)

The table below presents movements of investment contracts with DPF:

	For the six months ended 30 June
	2013	2012
	RMB million	RMB million
As at 1 January	47,977	52,072
Deposits received	1,713	4,263
Deposits withdrawn, payments on death and other benefits	(2,881)	(8,373)
Policy fees deducted from account balances	—	(35)
Interest credited	697	672

As at 30 June	47,506	48,599

10	INVESTMENT INCOME

	For the six months ended 30 June
	2013	2012
	RMB million	RMB million
Debt securities
– held-to-maturity securities	10,951	6,330
– available-for-sale securities	7,983	8,254
– at fair value through profit or loss	437	469
Equity securities
– available-for-sale securities	1,628	2,410
– at fair value through profit or loss	350	367
Bank deposits	15,937	14,959
Loans	2,642	2,027
Securities purchased under agreements to resell	160	487
Others	15	—

Total	40,103	35,303

For the six months ended 30 June 2013, included in investment income is interest income of RMB38,125 million (for the six months ended 30 June 2012: RMB32,526 million). All interest income is accrued using the effective interest method.

The investment income from listed debt and equity securities for the six months ended 30 June 2013 was RMB3,355 million (for the six months ended 30 June 2012: RMB3,450 million). The investment income from unlisted debt and equity securities for the six months ended 30 June 2013 was RMB17,994 million (for the six months ended 30 June 2012: RMB14,380 million).

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

11	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the six months ended 30 June
	2013 RMB million	2012 RMB million
Debt securities
Net realised gains (i)	341	967
Reversal of impairment	—	51

Subtotal	341	1,018

Equity securities
Net realised gains (i)	7,277	1,036
Impairment (ii)	(3,696)	(15,168)

Subtotal	3,581	(14,132)

Total	3,922	(13,114)

(i)	Net realised gains on financial assets are from available-for-sale securities.
(ii)	During the six months ended 30 June 2013, the Group recognised impairment charges of RMB124 million (for the six months ended 30 June 2012: RMB7,029 million) for available-for-sale funds, RMB3,428 million (for the six months ended 30 June 2012: RMB8,139 million) for available-for-sale common stocks and RMB144 million (for the six months ended 30 June 2012: Nil) for other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

12	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2013 RMB million	2012 RMB million
Debt securities	282	225
Equity securities	319	(11)
Stock appreciation rights	317	(37)

Total	918	177

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

13	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the six months ended 30 June
	2013 RMB million	2012 RMB million
Employee salaries and welfare costs	4,019	3,552
Housing benefits	355	288
Contribution to the defined contribution pension plans	938	834
Depreciation and amortisation	1,015	977
Exchange losses/(gains)	261	(46)

14	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2013 RMB million	2012 RMB million
Current taxation – Enterprise income tax	1,231	1,231
Deferred taxation	2,598	40

Taxation charges	3,829	1,271

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

14	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2012: 25%) is as follows:

		For the six months ended 30 June
		2013 RMB million	2012 RMB million
Profit before income tax		20,157	11,012
Tax computed at the statutory tax rate		5,039	2,753
Non-taxable income	(i)	(1,416)	(1,668)
Expenses not deductible for tax purposes	(i)	190	166
Unused tax losses		32	31
Others		(16)	(11)

Income tax at effective tax rate		3,829	1,271

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

14	TAXATION (CONTINUED)

(c)	As at 30 June 2013, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2012	(12,266)	9,857	955	(1,454)
(Charged)/credited to net profit	(187)	542	(395)	(40)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(6,194)	—	(6,194)

As at 30 June 2012	(12,453)	4,205	560	(7,688)

As at 1 January 2013	(11,787)	3,061	892	(7,834)
(Charged)/credited to net profit	1,016	(3,291)	(323)	(2,598)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	1,547	—	1,547
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(619)	—	—	(619)
– Others	—	(30)	—	(30)

As at 30 June 2013	(11,390)	1,287	569	(9,534)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first-time adoption of IFRS in 2009 and the temporary difference of short term insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

14	TAXATION (CONTINUED)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	2,921	6,729
– deferred tax assets to be recovered within 12 months	2,217	1,342

Subtotal	5,138	8,071

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(14,197)	(15,555)
– deferred tax liabilities to be settled within 12 months	(475)	(350)

Subtotal	(14,672)	(15,905)

Total net deferred tax liabilities	(9,534)	(7,834)

15	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2013 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2012: 28,264,705,000).

16	DIVIDENDS

A dividend in respect of 2012 of RMB0.14 per ordinary share, totalling RMB3,957 million, was approved at the Annual General Meeting in June 2013.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

17	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table below summarises the names of significant related parties and the nature of their relationship with the Company as at 30 June 2013:

Significant related party	Relationship with the Company
CLIC	The ultimate holding Company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Sino-Ocean	An associate of the Company
China Guangfa Bank Co., Ltd. (“CGB”)	An associate of the Company
China Life Property and Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“China Life Overseas”)	Under common control of CLIC
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others
China Life Yuantong Property Company Limited (“China Life Yuantong”)	Under common control of CLIC

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties.

		For the six months ended 30 June
	Notes	2013 RMB million	2012 RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)	496	515
Asset management fee received from CLIC	(ii.a)	68	66
Payment of dividends to CLIC		2,705	4,444
Distribution of profits from AMC to CLIC		80	65
Retired personnel management fee received from CLIC		2	2
Asset management fee received from China Life Overseas	(ii.b)	11	9
Asset management fee received from CLP&C	(ii.c)	5	4
Payment of insurance premium to CLP&C		25	27
Claim and other payments received from CLP&C		10	6
Brokerage fee received from CLP&C	(iii)	404	295
Payment of brokerage fee to CLP&C	(iii)	3	—
Rental and policy management fee received from CLP&C		10	10
Rental and project payments to CLRE		13	12
Property leasing expenses charged by CLI	(iv)	46	31
Asset management fee received from CLI		9	2
Commission and other income received from CLI		—	7
Payment to CLI for purchase of fixed assets		1	—
Property leasing expenses received from CLI		12	—
Additional capital contribution to China Life Yuantong		—	361
Transactions between CGB and the Group
Interest on deposits received from CGB		312	398
Insurance premium received from CGB		9	1
Commission charged by CGB	(v)	3	5
Claim payment to CGB		3	—
Transactions between Sino-Ocean and the Group
Scrip dividend from Sino-Ocean		—	113
Cash dividend from Sino-Ocean (Note 6)		198	—
Interest payment of subordinated debts received from Sino-Ocean		13	13
Project management fee paid to Sino-Ocean		2	16
Transactions between EAP and the Group
Contribution to EAP		137	122
Transactions between AMC and the Company
Payment of asset management fee to AMC	(ii.d)	417	365
Distribution of profits from AMC		121	97
Insurance premiums from AMC		1	1
Transactions between Pension Company and the Company
Rental and disbursement received from Pension Company		55	53
Agency fee received from Pension Company for entrusted sales of annuity funds	(vi)	7	2
Marketing fees for promotion of annuity business form Pension Company		7	8
IT services fee received from Pension Company		1	1
Transaction between AMC HK and the Company
Payment of investment management fee to AMC HK	(ii.e)	4	4

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes:

(i)	On 15 December 2011, CLIC and the Company signed a renewable agreement, effective until 31 December 2014, whereby the Company is engaged to provide various policy administration services to CLIC in relation to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer of the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, plus a profit margin. The policy management fee is paid semi-annually, and is equal to the sum of (1) the number of non-transferred policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits collected during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.
(ii.a)	On 29 December 2011, CLIC and AMC signed a renewal agreement, effective until 31 December 2014, whereby CLIC agreed to pay AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and end of any given month by the rate of 0.05%, divided by 12. At the end of each financial year, CLIC will evaluate the investment performance of the assets managed by AMC, compare actual results against target returns and make adjustment to the basic service fee.
(ii.b)	In 2013, China Life Overseas and the AMC HK entered into an investment management agreement. According to the agreement, China Life Overseas and AMC HK would set a benchmark annual net investment return and China Life Overseas agreed to pay AMC HK a management service fee at a rate calculated based on the actual annual net investment return. This agreement will remain effective from 1 January 2013 to 31 December 2013.
(ii.c)	In 2012, CLP&C and the AMC signed an agreement for the management of insurance funds, effective until 31 December 2013. The agreement is subject to an automatic one-year renewal if no objections were raised by both parities upon expiry. According to the agreement, CLP&C agreed to pay AMC a fixed service fee and a variable service fee. The fixed service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management at the beginning and end of any given month by the rate of 0.05%, divided by 12. The variable service fee is linked to investment performance.
(ii.d)	On 27 December 2012, the Company and AMC entered into a renewal agreement for the management of insurance funds, effective from 1 January 2013 to 31 December 2014. The agreement is subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. Based on the agreement, the Company agrees to pay AMC a fixed service fee and a variable performance fee. The fixed annual service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management and the rate of 0.05%; the variable performance fee is payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes: (continued)

(ii.e)	On 19 September 2011, the Company and AMC HK renewed the agreement of Offshore Investment Management Service Agreement, effective until 19 September 2012. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company agreed to pay AMC HK asset management fee, which was calculated and collected based on the annual investment instruction and the related terms and conditions. In accordance with the 2012 annual instruction and related terms and conditions, asset management fee for 2012 was calculated at a fixed rate of 0.4% of portfolio asset value and a performance element capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of portfolio asset value. Management fees at fixed rates are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance elements are calculated and payable on an annual basis. On 20 September 2012 the agreement was automatically renewed for one year, effective until 19 September 2013. In accordance with the 2013 annual instruction, the calculation and payment of asset management fees are same as 2012. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.
(iii)	In November 2008, the Company and CLP&C signed a 2-year framework insurance brokerage agreement, whereby CLP&C entrusted the Company to act as a broker to sell designated P&C insurance products in certain authorized jurisdictions. The brokerage fee is determined based on cost (tax included) plus marginal profit. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 8 March 2012, the Company and CLP&C signed a new 2-year framework agreement, which was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. All the original important terms remained the same. The parties also agreed that the agreement signed in 2008 remained effective until the 2012 agreement became effective.

On 8 April 2012, the Company and CLP&C signed a 2-year framework insurance brokerage agreement, whereby the Company entrusted CLP&C to act as a broker to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee is determined based on cost (tax included) plus marginal profit. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

(iv)	On 31 December 2012, the Company signed a property leasing agreement with CLI, effective until 31 December 2014 pursuant to which CLI agreed to lease to the Company certain owned and leased buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment is equal to one half of the total annual rental.
(v)	On 19 April 2012, the Company and CGB renewed an insurance brokerage agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channel are included in the agreement. CGB will provide brokerage services, including selling of insurance products, receiving premiums and paying benefits. The Company has agreed to pay commissions as follows: 1) a commission for insurance businesses brokered by CGB, calculated by multiplying total premium received from sale of individual insurance products and a fixed commission percentage. The commission percentages for the various insurance products sold by CGB are agreed based on fair market transactions; or 2) a commission for premium collection and benefit payment by CGB in relation to renewal businesses, calculated by multiplying the number of transactions handled and a fixed commission per transaction, which should not exceed RMB1. The above commissions were paid on a monthly basis. The agreement has a term of three years and is subject to an automatic one-year renewal.
(vi)	In December 2011, the Company and Pension Company signed an agency agreement for management and customer service of enterprise annuity funds, effective until 28 December 2012. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, Pension Company entrusted the Company to distribute enterprise annuity fund management services and provide related customer services. The service fee is calculated at 50% to 80% of the first-year management fee, depending on the length of the agreement. From 29 December 2012, the agreement is automatically renewed for one year, effective until 28 December 2013. Apart from the effective period, all the other original terms remained the same.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates, except for the deposits with CGB and the subordinated debts issued by Sino-Ocean.

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
The resulting balance due from and to significant related parties of the Group
Amount due from CLIC	520	560
Amount due to CLIC	(2)	(5)
Amount due from China Life Overseas	11	11
Amount due from CLP&C	49	65
Amount due to CLP&C	(2)	(2)
Amount due from CLI	10	16
Amount due to CLI	(8)	(8)
Amount due from CLRE	1	1
Amount due to CLRE	(8)	(4)
Amount deposited with CGB	15,318	14,701
Amount due from CGB	332	218
Amount due to CGB	(1)	(1)
Subordinated debts of Sino-Ocean	251	266
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	54	50
Amount due to Pension Company	(3)	(2)
Amount due to AMC	(144)	(68)
Amount due to AMC HK	(4)	(2)

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Key management compensation

	For the six months ended 30 June
	2013 RMB million	2012 RMB million
Salaries and other benefits	6	6

The total compensation package for the Company’s key management has not yet been finalised in accordance with regulations of the relevant PRC authorities.

(e)	Transactions with state-owned enterprises

Under IAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at and during the period ended 30 June 2013, most of bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2013, a large portion of group insurance business of the Group was with state-owned enterprises; the majority of bancassurance brokerage charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

18	SHARE CAPITAL

	As at 30 June 2013		As at 31 December 2012
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

18	SHARE CAPITAL (CONTINUED)

As at 30 June 2013, the Company’s share capital was as follows:

	As at 30 June 2013
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

19	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Pending lawsuits	221	183

The Group involves in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations, the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2013 and 31 December 2012, the Group has other contingent liabilities but disclosure of these contingent liabilities was not practical because the amounts of liabilities could not be reliably estimated.

China Life Insurance Company Limited     2013 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2013

20	COMMITMENTS

(a)	Capital commitments

Capital commitments contracted for at the end of the reporting period but not yet paid/provided for are as follows:

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Investments	11,165	3,327
Property, plant and equipment	8,368	8,685
Others	29	48

Total	19,562	12,060

(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 30 June 2013 RMB million	As at 31 December 2012 RMB million
Land and buildings
Not later than one year	370	394
Later than one year but not later than five years	445	477
Later than five years	15	17

Total	830	888

The operating lease payments charged to profit before income tax for the six months ended 30 June 2013 were RMB357 million (for the six months ended 30 June 2012: RMB327 million).

China Life Insurance Company Limited     2013 Interim Report

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value and the value of half year’s sales’ calculation involve substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, China Life Investment Holding Company Limited, AMC, Pension Company, P&C Company, and etc.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

China Life Insurance Company Limited     2013 Interim Report

Embedded Value

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

On 15 May 2012, the Ministry of Finance and the State Administration of Taxation issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the embedded value report as at 30 June 2013, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of half year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of half year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 4 of “SENSITIVITY RESULTS”.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2013 are consistent with those used as at 31 December 2012.

China Life Insurance Company Limited     2013 Interim Report

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 30 June 2013 and the corresponding results as at 31 December 2012 are shown below:

Table 1

Components of Embedded Value		RMB million

ITEM	30 June 2013	31 December 2012
A Adjusted Net Worth	139,846	128,507
B Value of In-Force Business before Cost of Solvency Margin	261,005	245,134
C Cost of Solvency Margin	(37,491)	(36,046)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	223,514	209,088
E Embedded Value (A + D)	363,359	337,596

Notes:	1) Numbers may not be additive due to rounding.

2) Taxable income is based on earnings calculated using solvency reserves.

The value of half year’s sales for the six months ended 30 June 2013 and for the corresponding period of last year:

Table 2

Components of Value of Half Year’s Sales		RMB million

ITEM	30 June 2013	30 June 2012
A Value of Half Year’s Sales before Cost of Solvency Margin	14,489	14,364
B Cost of Solvency Margin	(1,900)	(1,870)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	12,589	12,494

Note:	Taxable income is based on earnings calculated using solvency reserves.

China Life Insurance Company Limited     2013 Interim Report

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 3

Analysis of Embedded Value Movement in the First Half Year of 2013	RMB million

ITEM
A Embedded Value at Start of Year	337,596
B Expected Return on Embedded Value	16,721
C Value of New Business in the Period	12,589
D Operating Experience Variance	5
E Investment Experience Variance	(3,277)
F Methodology and Model Changes	(363)
G Market Value and Other Adjustments	3,426
H Exchange Gains or Losses	(260)
I Shareholder Dividend Distribution	(3,957)
J Other	881
K Embedded Value as at 30 June 2013 (sum A through J)	363,359

Notes:	1) Numbers may not be additive due to rounding.

2) Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in the first half year of 2013 plus the expected return on investments supporting the 2013 opening net worth.

C	Value of new business sales in the first half year of 2013.

D	Reflects the difference between actual operating experience in the first half year of 2013 (including mortality, morbidity, lapse, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during the first half year of 2013.

F	Reflects the effect of projection method and model enhancements.

G	Reflects the change in the market value adjustment from the beginning of year 2013 to 30 June 2013, and other related adjustments.

H	Reflects the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during 2013.

J	Other miscellaneous items.

China Life Insurance Company Limited     2013 Interim Report

Embedded Value

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

	Sensitivity Results		RMB million

		VALUE OF IN-FORCE	VALUE OF HALF YEAR’S
		BUSINESS AFTER COST OF	SALES AFTER COST OF
		SOLVENCY MARGIN	SOLVENCY MARGIN
	Base case scenario	223,514	12,589
1.	Risk discount rate of 11.5%	212,659	11,928
2.	Risk discount rate of 10.5%	235,171	13,298
3.	10% increase in investment return	260,723	14,242
4.	10% decrease in investment return	186,568	10,956
5.	10% increase in expenses	220,881	11,650
6.	10% decrease in expenses	226,147	13,528
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	221,547	12,542
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	225,531	12,637
9.	10% increase in lapse rates	222,342	12,484
10.	10% decrease in lapse rates	224,724	12,695
11.	10% increase in morbidity rates	221,414	12,535
12.	10% decrease in morbidity rates	225,634	12,643
13.	10% increase in claim ratio of short term business	223,130	12,185
14.	10% decrease in claim ratio of short term business	223,898	12,993
15.	Solvency margin at 150% of statutory minimum	213,238	11,604
16.	Taxable income based on the accounting profit in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	226,245	11,956

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

China Life Insurance Company Limited     2013 Interim Report

Embedded Value

TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 30 June 2013 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2013, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of half year’s sales as at 30 June 2013;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

China Life Insurance Company Limited     2013 Interim Report

Embedded Value

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Adrian Liu     FIAA, FCAA

18th August 2013

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

The cover photo of the printed version of this report was photographed by Mr. He Qiao of the Sichuan Liangshan Yi Autonomous Prefecture Branch of the Company.